Sustainable Development Acquisition I Corp.
113 S. La Brea Avenue., 3rd Floor
Los Angeles, CA 90036

February 2, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Timothy S. Levenberg

Re:
   Sustainable Development Acquisition I Corp.
Registration Statement on Form S-1
Registration File No. 333-252161

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sustainable Development Acquisition I Corp., a Delaware public benefit corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 4, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Paul Tropp, of Ropes & Gray LLP, counsel to the Company, at (212) 596-9515, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ Nicole Neeman Brady
Nicole Neeman Brady
Chief Executive Officer